Free Writing Prospectus dated September 10, 2026 (to the prospectus dated August 3, 2026 and Preliminary Prospectus Supplement dated September 10, 2026)	Filed Pursuant to Rule 433 Registration Statement Nos. 333-297933 and 333-297933-01

FINAL TERM SHEET

STELLANTIS FINANCE US INC.

$1,250,000,000 6.750% Fixed Rate Notes due 2031

$1,250,000,000 7.400% Fixed Rate Notes due 2036

Fully and unconditionally guaranteed by

STELLANTIS N.V.

Issuer:	Stellantis Finance US Inc. (the “Company”)

Guarantor:	Stellantis N.V. (the “Guarantor”)

Title of Securities:	6.750% Fixed Rate Notes due 2031 (the “2031 Notes”) 7.400% Fixed Rate Notes due 2036 (the “2036 Notes” and, together with the 2031 Notes, the “Notes”)

Expected Ratings*:	Baa3 / BBB- (Moody’s / S&P)

Aggregate Principal Amount:	2031 Notes: $1,250,000,000 2036 Notes: $1,250,000,000

Trade Date:	September 10, 2026

Settlement Date**:	September 16, 2026 (T+4)

Maturity Date:	2031 Notes: September 16, 2031 2036 Notes: September 16, 2036

Public Offering Price:	Per 2031 Note: 99.950%; Total $1,249,375,000 Per 2036 Note: 99.909%; Total $1,248,862,500

Net Proceeds, After Underwriting Discount, but Before Expenses to the Company:	Per 2031 Note: 99.600%; Total $1,245,000,000 Per 2036 Note: 99.459%; Total $1,243,237,500

Underwriting Discount:	Per 2031 Note: 0.350%; Total $4,375,000 Per 2036 Note: 0.450%; Total $5,625,000

Interest Rate:	2031 Notes: 6.750% per annum 2036 Notes: 7.400% per annum

Day Count Convention:	30/360

Business Day Convention:	Following unadjusted

Date Interest Starts Accruing:	September 16, 2026

Interest Payment Dates:

2031 Notes:   March 16 and September 16 of each year, subject to the Business Day Convention, commencing March 16, 2027, to and including the maturity date, or, if redeemed early, the date of such redemption

2036 Notes:   March 16 and September 16 of each year, subject to the Business Day Convention, commencing March 16, 2027, to and including the maturity date, or, if redeemed early, the date of such redemption

Spread to Benchmark Treasury:	2031 Notes: T+200bps 2036 Notes: T+245bps

Benchmark Treasury:	2031 Notes: UST 4.375% due August 31, 2031 2036 Notes: UST 4.625% due August 15, 2036

Benchmark Treasury Price and Yield:	2031 Notes: 98-09 3⁄4; 4.762% 2036 Notes: 97-12; 4.963%

Yield to Maturity:	2031 Notes: 6.762% 2036 Notes: 7.413%

Optional Redemption:

The Company may redeem any series of the Notes, in whole or in part, at its option, at any time and from time to time before the applicable “Par Call Date” (as set out in the table below) at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the redemption date (assuming the Notes matured on the applicable “Par Call Date”) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined in the preliminary prospectus supplement) plus the applicable “Make-Whole Spread” (as set out in the table below), less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes of the series to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the applicable “Par Call Date”, the Company may at its option redeem any series of the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

Series	Par Call Date	Make-Whole Spread
2031 Notes	August 16, 2031	30 basis points

2036 Notes	June 16, 2036	40 basis points

Change of Control:	As described in the preliminary prospectus supplement.

Optional Tax Redemption:	As described in the preliminary prospectus supplement.

Issuer Substitution Provisions:	As described in the preliminary prospectus supplement.

Ranking:	As described in the preliminary prospectus supplement.

Use of Proceeds:	We intend to use the net proceeds from the sale of the Notes for general corporate purposes.

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	2031 Notes: 85855C AR1 / US85855CAR16 2036 Notes: 85855C AS9 / US85855CAS98

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Intesa Sanpaolo IMI Securities Corp.

Morgan Stanley & Co. LLC

Natixis Securities Americas LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Senior Co-Managers:	Bank of China (Europe) S.A. Commerz Markets LLC ING Financial Markets LLC Santander US Capital Markets LLC

Co-Managers:	Academy Securities, Inc. Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

*

A securities rating is not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time. Each rating should be evaluated independently of any other rating.

**

The Company expects that delivery of the Notes will be made against payment therefor on or about September 16, 2026, which will be the fourth business day following the date of pricing of the Notes (this settlement cycle being herein referred to as “T+4”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

The Company and the Guarantor have filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Company and the Guarantor have filed with the SEC for more complete information about the Company, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at +1-800-831-9146, Deutsche Bank Securities Inc. at +1-800-503-4611, Goldman Sachs & Co. LLC at +1-866-471-2526, Intesa Sanpaolo IMI Securities Corp. at +1-877-792-1374, Morgan Stanley & Co. LLC at +1-866-718-1649, Natixis Securities Americas LLC at +1-866-425-1819, RBC Capital Markets, LLC at +1-866-375-6829 and SMBC Nikko Securities America, Inc. at +1-888-868-6856.

Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No key information document (KID) as required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) or as required by the PRIIPs Regulation as it forms part of domestic UK law by virtue of the European Union (Withdrawal) Act 2018, as amended, has been prepared as the Notes are not available to retail investors in the EEA or the United Kingdom, respectively.

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